Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the “Company”)

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

January 7, 2008.

Item 3.

News Release

The press release was issued on January 7, 2008, via news wire services.

Item 4.

Summary of Material Change

See attached press release.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sargent H. Berner
Co-Executive Chairman
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

January 11, 2008.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

January 7, 2008

TSX Venture Exchange: EMR

OTC Bulletin Board: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD ACHIEVES IMPORTANT MILESTONE IN GOLD MINE PERMIT APPLICATION

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce the completion of an important milestone in the permit application to reopen and operate the Idaho-Maryland Gold Mine located in Grass Valley, California. The Idaho-Maryland Gold mine historically was the second largest producing gold mine in California. From 1862 to 1956, the Idaho-Maryland Mine produced approximately 2.4 million ounces of gold at an average grade of 0.43 ounce per ton including 1 million ounces of gold contained in one million tons from the Idaho #1 Stope, the third largest bonanza ore shoot in the world.

The City of Grass Valley (“City”) has completed the “Idaho-Maryland Mine Project Initial Study.” Completion of the Initial Study marks the successful conclusion of Phase Two of the three Phase mine permitting process to reopen and operate the mine. Completion of the Initial Study is a significant achievement by Emgold and the City. Phase three of the permitting process, the preparation of the Environmental Impact Report (“EIR”), has commenced.

David Watkinson, President and COO of Emgold stated, “We are very pleased to see the permitting process progress to the third and final stage for the Idaho-Maryland Gold Mine. The Company’s focus over the coming year will be to complete the California Environmental Quality Act (“CEQA”) process, complete the Final Environmental Impact Report, and obtain the Conditional Mine Use Permit (CMUP) from the City. We are very fortunate to be applying under CEQA, a well defined and controlled process through which over 40 gold mines have obtained their CMUP’s since the early 1960’s. In 2004, based on the latest statistics available, the National Mining Association reported that California was the largest non-fuel mineral producing state in the U.S., with 590 operating mines, employing 12,840 people, and contributing $3.7 billion directly to the state economy.  Directly and indirectly, the mining industry in California contributed 75,900 jobs and $14.4 billion to the state economy. Emgold is developing the Idaho-Maryland Gold Mine in an environmentally and socially responsible manner, and is looking forward to making a positive contribution to the City of Grass Valley and the State of California.”

ABOUT EMGOLD

Emgold Mining Corporation is a gold exploration and emerging production-company. Emgold is focused on the permitting, exploration and re-opening of the Idaho-Maryland Gold Mine, located in Grass Valley, California. The Grass Valley Mining District produced 17million ounces of gold from 1850 until 1956 at which time mines started shutting down due to the fixed gold price of $35 per ounce and rising labour costs following World War II. The Idaho-Maryland Gold Mine historically was the second largest underground gold mine in California and is located adjacent to the Empire/Northstar Mine which was last operated by Newmont Mining Corporation and produced 5.8 million ounces of gold. Over its operating life, the Idaho-Maryland Gold Mine produced 2.4 million ounces of gold.  Emgold has a significant NI 43-101 compliant resource and has identified 26 large exploration targets and 216 resource blocks with significant additional exploration potential amongst a total of 754 exploration targets.  To learn more about Emgold and to read a recent Wall Street Journal article please visit www.emgold.com.

On behalf of the Board of Directors,

Sargent H. Berner
Co-Executive Chairman

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com  or the Company's website at www.emgold.com .